

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

Via E-mail
James C. Clemmer
President and Chief Executive Officer
AngioDynamics, Inc.
14 Plaza Drive, Latham
New York 12110

Re: AngioDynamics, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2017
Filed August 4, 2017
File No. 0-50761

Dear Mr. Clemmer:

We refer you to our comment letter dated January 4, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance